SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A (AMENDMENT NO. 4)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the period of October through November 6, 2001

PE

ELBIT LTD.

(Translation of Registrant's Name into English)

P.O. Box 286, Shefayim, Israel 60990
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

P

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's revised Management Report regarding the Registrant's Business as of September 30, 2001, marked to show changes to the Registrant's Management Report attached as Exhibit 2 to the Registrant's Form 6-K/A (Amendment No. 1) filed with the Securities and Exchange Commission on January 25, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT LTD.
(Registrant)

By: ______________________
Name: Peter Kirshen
Title: General Counsel and Corporate Secretary

Dated: March 12, 2002.

EXHIBIT INDEX

Exhibit No.	Description
1.	Revised Management's Report regarding the Registrant's Business.

EXHIBIT 1

ELBIT LTD.

MANAGEMENT REPORT REGARDING COMPANY'S BUSINESS AS OF SEPTEMBER 30, 2001

This discussion should be reviewed together with the financial reports of the Company as of September 30, 2001 and its notes and the Company's 20-F filing for the year ending on December 31, 2000

Elbit Ltd. ("Elbit" or the "Company") focuses on the development of products and value-added services in the areas of e-business and m-commerce. Elbit also holds indirectly approximately 12.3% in Partner Communications Company Ltd. ("Partner").

General

On October 31, 2001 the Company announced that it has signed a definitive merger agreement with Elron, following the approval of the merger and the merger agreement by each company's audit committee and board of directors. Pursuant to the merger agreement, Elbit will be merged with Elron and Elron will issue to Elbit's shareholders (other than Elron), newly issued Elron shares, based on an exchange ratio of 0.45 Elron ordinary shares for each ordinary share of Elbit, as previously announced on 4 September 4, 2001. Elbit and Elron have received final opinions from their respective financial advisors regarding the fairness of the exchange ratio from a financial point of view. The completion of the merger is subject to certain conditions, including (i) court approval in accordance with sections 350 and 351 of the Israeli ~~companies~~ Companies Law of 1999, (ii) the approval of ~~shareholders, creditors and option~~ security holders of both companies, and (iii) the receipt of regulatory approvals required by law.

On July 12, 2001, the Company signed an agreement to invest in AdreAct PLC ("AdreAct"). According to the agreement, Elbit will invest $1 million in AdreAct in consideration for approximately 38% of AdreAct's share capital. AdreAct develops and markets products for interactive communication over cellular telephones between a number of advertising channels and the final customer.

On June 18, 2001, the Company announced the ~~signature of agreement for the purchase~~ acquisition of the business and assets of ValueFlash.com, Inc. ("Vflash"). According to the agreement, Elbit paid the sum of $3.5 million for the business and assets of Vflash. In addition, Elbit assumed various obligations of Vflash in the sum of $2.75 million. Under the terms of the agreement, Elbit paid $2.25 million in cash and the balance was deposited in escrow to secure the representations made by Vflash and its controlling shareholder, CDKnet.com, Inc. ("CDK"). ~~Out of~~ Of the escrowed funds, $500,000 will be paid ~~after 9~~ within nine months after the acquisition, $250,000 ~~after~~ will be paid within 12 months after the acquisition and the remaining $500,000 ~~after~~ will be paid within 18 months after the acquisition.

Vflash has developed a unique marketing channel enabling customers of Vflash to deliver, directly to their consumers' desktops, personalized data based on their predefined preferences and interests. Vflash conveys personalized content, such as product purchasing opportunities and various updates, directly to the consumer without needing to surf the net or deal with irrelevant emails.

Vflash's customers include NBC, Ford, Blockbuster and Coca-Cola. Vflash has also formed strategic alliances with JWT, a WPP company, and DDB Ventures, an Omnicom company. In order to develop its business outside the United States, Vflash enters into joint ventures with local partners to whom it licenses its technology in consideration for annual license fees. Joint venture affiliates have already been established in Japan and Singapore.

As part of the transaction, in addition to the acquisition of Vflash's technology rights, a license agreement has been entered into with CDK for the continued use of CDK's convergent multimedia technology integrating audio, video and Internet connectivity on a standard compact disc that is designed to increase traffic to a company's web site.

After 34 years of employment by the Company, on October 23, 2001, Yigal Baruchi retired from his position as President and ~~CEO~~ Chief Executive Officer. Mr. Baruchi held many managerial positions at the Company, including Vice President of Development and Engineering, the Company's representative in the United States, Vice President of Defense Systems Division ~~and COO,~~ , Chief Operating Officer and General Manager of the Defense Systems Division. Prior to the demerger of the Company in 1996, he held the position of Company General Manager.

During the ~~5~~ five (5) years following the demerger, ~~in which~~ Mr. Baruchi served as President and ~~CEO~~ Chief Executive Officer of the Company~~, he~~ and implemented the strategic decision to convert the Company into an incubator in the field of communications and to exit non-strategic businesses. Mr. Baruchi led the steps that resulted in increased shareholder value. Among the Company's many successes, the establishment of Partner, Partner's ~~IPO~~ initial public offering, and the realization of the Company's investments in Peach and HyNEX, are of particular note.

Over the last year, Elbit shifted its focus from holdings in developed companies that were realized during 2000, to holdings in young technology companies that have not reached the income-producing stage.

Mr. Baruchi informed the board of directors of the Company that, as this strategic step has been accomplished, he desires to retire from the Company in order to engage in other activities. The board of directors of the Company accepted Mr. Baruchi's resignation, and decided to award him a severance payment in the sum of $1.3 million as compensation for his length of employment by the Company and his contribution to its business achievements. The payment includes Mr. Baruchi's 2001 bonus. Both the severance payment and the 2001 bonus are subject to the approval of the Company's shareholders ~~in~~ at a general meeting. Mr. Baruchi will continue to serve as a director of the Company.

The ~~Board~~ board of ~~Directors~~ directors of the Company appointed Mr. Tal Raz, the current ~~CFO~~ Chief Financial Officer of Elbit, to serve as acting President and ~~CEO~~ Chief Executive Officer of the Company with effect from October 23, 2001.

Comparison between first nine months of 2001 ~~results~~ and first nine months of 2000 ~~results~~

The Elbit results reflect a shift from holdings in developed companies that were realized during 2000~~,~~ to holdings in young technology companies that have not reached the income-producing stage. Similarly, the financial reports of the nine months ended September 30, 2001 are characterized by the realization of considerable part of the Company's holdings in Elbit Vision Systems Ltd. ("EVS") and its inclusion in the financial reports of the Company on a ~~cost~~ market value basis. The results of Elbit Vflash, Ltd. ("Elbit Vflash"), which are consolidated with the Company's financial results, reflect the activities of Elbit Vflash only for the period between the acquisition ~~and~~ of the assets and businesses of Vflash and the balance sheet date.

The consolidated income in the nine months ended September 30, 2001 amounted to ~~about~~ approximately $0.6 million, compared to ~~about~~ approximately $3.0 million in the equivalent period of the previous year. Of this sum, most of the income resulted from the activities of Elbit Vflash in the period between the acquisition and balance sheet date, compared to the income ~~results~~ from the activities of HyNEX in the ~~Equivalent~~ equivalent period of the previous year.

The consolidated income in the third quarter of 2001 amounted to ~~about~~ approximately $0.5 million, most of which is related to Elbit Vflash activities, compared to ~~about~~ approximately $1.2 million related to HyNEX ~~income~~ activities in the equivalent period of the previous year.

The consolidated gross profit in the nine months ended September 30, 2001 amounted to ~~about~~ approximately $0.5 million, compared to ~~about~~ approximately $0.4 million in the equivalent period of the previous year.

The consolidated gross profit in the third quarter of 2001 amounted to ~~about~~ approximately $0.4 million, compared to ~~about~~ approximately $0.2 million in the equivalent period of the previous year.

The net consolidated research and development expenses in the nine months ended September 30, 2001 amounted to ~~about~~ approximately $4.7 million, compared to ~~about~~ approximately $3.7 million in the equivalent period of the previous year. Of this sum, the net research and development expenses of Textology Inc. ("Textology"), Dealigence Inc. ("Dealigence") and Elbit Vflash were ~~about~~ approximately $1.7 million, $1.6 million and $1.2 million, respectively, compared to net research and development expenses of HyNEX Ltd. ("HyNEX") and Textology of ~~about~~ approximately $2.8 million and $0.9 million, respectively, in the equivalent period of the previous year.

The consolidated research and development expenses in the third quarter of 2001 amounted to ~~about~~ approximately $2.5 million, compared to ~~about~~ approximately $1.8 million in the equivalent period of the previous year. Of this sum, the net research and development expenses of Textology, Dealigence and Elbit Vflash were ~~about~~ approximately $0.6 million, $0.5 million and $1.1 million, respectively, compared to net research and development expenses of HyNEX and Textology of ~~about~~ approximately $0.9 million each in the equivalent period of the previous year.

The consolidated marketing and sales expenses in the nine months ended September 30, 2001, amounted to ~~about~~ approximately $3.8 million, compared to ~~about~~ approximately $2.4 million in the equivalent period of the previous year. Of this sum, the marketing and sales expenses of Elbit's corporate staff Textology, Dealigence and Elbit Vflash amounted to ~~about $1.6~~ approximately $1.7 million, $1.0 million, $0.4 million and $0.7 million, respectively. In comparison, in the equivalent period of the previous year, the marketing and sales expenses resulted from the marketing and sales expenses of Elbit's corporate staff and HyNEX in the sum of ~~about~~ approximately $1.5 million and $0.9 million, respectively.

The consolidated marketing and sales expenses in the third quarter of 2001, amounted to ~~about~~ approximately $1.6 million, compared to ~~about~~ approximately $0.7 million in the equivalent period of the previous year. Of this sum, the marketing and sales expenses of Elbit's corporate staff, Textology, Dealigence and Elbit Vflash amounted to ~~about~~ approximately $0.3 million, $0.5 million, $0.2 million and $0.6 million, respectively. In comparison, in the equivalent period of the previous year, the marketing and sales expenses resulted from the marketing and sales expenses of Elbit's corporate staff and HyNEX in the sum of ~~about~~ approximately $0.4 million and $0.3 million, respectively.

The consolidated general and administrative expenses in the nine months ended September 30, 2001, amounted to ~~about $3.6~~ approximately $4.5 million, compared to ~~about $3.0~~ approximately $4.4 million in the equivalent period of the previous year. Of this sum, the general and administrative expenses of Elbit's corporate staff, Textology, Dealigence and Elbit Vflash amounted to ~~about $2.7~~ approximately $3.7 million, $0.4 million, $0.2 million and $0.2 million, respectively. In comparison, in the equivalent period of the previous year, the general and administrative expenses resulted from the general and administrative expenses of Elbit's corporate staff and HyNEX in the sum of ~~about $2.4~~ approximately $3.4 million and $0.6 million, respectively.

The consolidated general and administrative expenses in the third quarter of 2001, amounted to ~~about $1.5~~ approximately $2.0 million, compared to ~~about~~ approximately $1.2 million in the equivalent period of the previous year. Of this sum, the general and administrative expenses of Elbit's corporate staff, Textology, Dealigence and Elbit Vflash amounted to ~~about $1.1~~ approximately $1.6 million, $0.1 million, $65 thousand and $0.1 million, respectively. In comparison, in the equivalent period of the previous year, the general and administrative expenses resulted from the general and administrative expenses of Elbit's corporate staff and HyNEX in the sum of ~~about $0.9~~ approximately $1.0 million and $0.2 million, respectively.

The consolidated operating loss in the nine months ended September 30, 2001, amounted to ~~about $11.5~~ approximately $12.4 million, compared to ~~about $8.6~~ approximately $10.0 million in the equivalent period of the previous year. Of this sum, the operating losses of Textology and Dealigence amounted to ~~about~~ approximately $3.0 million and $2.2 million, respectively, compared to operating losses of HyNEX and Textology of ~~about~~

approximately $3.9 million and $0.9 million, respectively, in the equivalent period of the previous year.

The consolidated operating loss in the third quarter of 2001, amounted to ~~about $5.1~~ approximately $5.7 million, compared to ~~about~~ approximately $3.4 million in the equivalent period of the previous year. Of this sum, the operating losses of Textology and Dealigence amounted to ~~about~~ approximately $1.2 million and $0.8 million, respectively, compared to an operating loss of HyNEX and Textology of ~~about~~ approximately $1.2 million and $0.9 million in the equivalent period of the previous year.

The net consolidated finance income in the nine months ended September 30, 2001, amounted to ~~about~~ approximately $2.0 million, compared to ~~about $0.5~~ approximately $1.5 million in the equivalent period of the previous year. The increase in finance income results primarily from finance income from the Company's deposits in Israel and abroad.

The net consolidated finance income in the third quarter of 2001, amounted to ~~about~~ approximately $0.5 million, compared to ~~about $0.3~~ approximately $0.4 million in the equivalent period of the previous year.

The net consolidated other ~~income/expenses~~ expenses in the nine months ended September 30, 2001, amounted to ~~about $1.9~~ approximately $0.8 million, compared to other income of ~~about $100~~ approximately $101.9 million in the equivalent period of the previous year. Such other expenses reflect ~~profit of about $1.5~~ $0.9 million ~~from~~ additional expenses related to the sale of ~~the Company's holdings in EVS, less goodwill from investments in start-up companies~~ HyNEX. In the equivalent period of the previous year, the Company recorded a net profit of ~~about~~ approximately $39.5 million from the sale of Peach Networks Ltd. ("Peach") to Microsoft and a net profit of ~~about $86.7~~ approximately $61.2 million ($89.0 million before tax) from the sale of HyNEX .

The net consolidated other ~~income/expenses~~ expenses in the third quarter of 2001, amounted to ~~about $2.0~~ approximately $0.9 million, compared to ~~about~~ other income of ~~$73.3~~ approximately $73.7 million in the equivalent period of the previous year. These expenses resulted primarily from ~~rental income less goodwill from investments in start-up companies~~ the additional expenses related to the sale of HyNEX.

The consolidated net loss in the nine months ended September 30, 2001, amounted to ~~about $12.0~~ approximately $11.3 million, compared to a ~~profit of about $50.7~~ net income of approximately $93.5 million in the equivalent period of the previous year. Of this sum the net loss of Textology, Dealigence and Elbit Vflash amounted to ~~about~~ approximately $3.0 million, $2.2million and $1.9 million, respectively, compared to a profit of $39.5 million from the sale of Peach to Microsoft and a net profit of HyNEX in the equivalent period of the previous year that amounted to ~~about $59.8~~ approximately $61.2 million.

The consolidated net loss in the third quarter of 2001~~,~~ amounted to ~~about $5.9~~ approximately $6.0 million, compared to a ~~profit of about $39.1~~ net income of approximately $70.7 million in the equivalent period of the previous year. Of this sum the net loss of Textology, Dealigence and Elbit Vflash amounted to ~~about~~ approximately $1.2 million, $0.8 million and $1.7 million, respectively, compared to a net profit from the sale of HyNEX' assets in the equivalent period of the previous year that amounted to ~~about $62.8~~ approximately $61.2 million and a net loss of Textology that amounted to ~~about~~ approximately $0.9 million.

The total basic loss per share in the nine months ended September 30, 2001, amounted to ~~about $0.54~~ approximately $0.58, compared to a profit of ~~about $2.29~~ approximately $2.44 in the equivalent period of the previous year. The total basic loss per share in the third quarter of 2001 amounted to ~~about~~ approximately $0.26 compared to a profit of ~~about $1.76~~ approximately $1.83 in the equivalent period of the previous year.

Financial Status, Liquidity and Finance

The Company finances its activities primarily by realizing mature holdings.

On balance sheet date, cash, shares and deposits in the consolidated balance sheet, amounted to ~~about~~ approximately $34.3 million, compared to ~~about~~ approximately $105 million on December 31, 2000. The reduction in the cash balance is primarily due to a tax payment relating to the HyNEX transaction and the distribution of a dividend in the sum of $25 million. The balance of cash, shares and deposits for the second quarter of 2001 includes approximately 182,000 Cisco shares that were held in an escrow account until September 2001 and are recorded at their market value on balance sheet date. In addition, they include a balance of ~~about~~ approximately $4.7 million that were held in an escrow account until September 2001 in connection with the sale of Peach to Microsoft at the beginning of 2000.

On balance sheet date, the balance of investments in affiliated companies and partnerships and available for sale securities amounted to ~~about~~ approximately $113.9 million, compared to ~~about~~ approximately $143.5 million on December 31, 2000. The balance of investments in affiliated companies and partnerships includes mainly an investment of ~~about~~ approximately $99.4 million in Partner and an investment of ~~about~~ approximately $7.3 million in Cellenium.

The balance of the consolidated short-term loans on balance sheet date was ~~about~~ approximately zero, compared to ~~about~~ approximately $1.5 million on December 31, 2000. The balance comprises undertakings relating to the Company's debentures.

The balance of the long-term liabilities in the consolidated balance sheets at balance sheet date was ~~about~~ approximately $37.1 million, compared to ~~about~~ approximately $47.6 million on December 31, 2000, and represents mainly a reserve for deferred income taxes in connection with the investment in Partner.

The equity to total balance sheet ratio on balance sheet date was ~~about~~ approximately 0.73, compared to ~~about~~ approximately 0.67 on December 31, 2000.

Working capital on the balance sheet date was ~~about~~ approximately $28.5 million, compared to ~~about~~ approximately $80.5 million on December 31, 2000.

In the nine months ended September 30, 2001, the consolidated cash reserves were reduced by ~~about~~ approximately $63.3 million. The reduction in the Company's cash reserves results primarily from the distribution of a dividend, payment of tax resulting from the sale of HyNEX' assets to Cisco, investments in Vflash, Cell Data and CellAct, less the receipts from the sale of a building in Haifa to Elbit Systems Ltd. and the sale of FLIR shares.

The consolidated cash flow for current activities during 2001 was ~~about~~ approximately $27.6 million and includes primarily the payment of tax resulting from the sale of HyNEX' assets to Cisco and payment for current activities of the Company and its affiliates.

The cash flow for investment activities in the nine months ended September 30, 2001 was about approximately $6.7 million and includes primarily investments in Vflash, Cell Data and CellAct, less the receipts from the sale of the building in Haifa to Elbit Systems Ltd. and the sale of FLIR shares.

The cash flow required for finance activities in the nine months ended September 30, 2001 amounts to about approximately $28.9 million and includes primarily payment of a dividend to the Company's shareholders and payment on account of Series A debentures.

A Qualitative and Quantitative Report of the Exposure to Market Risks and Their Management

Owing to the nature of its activities, the Company is exposed to market risks, the main ones being changes in the rate of exchange and changes in the market value of affiliated companies. The Company's Board of Directors decides upon the targets that it wishes to reach in order to reduce balance sheet risks. The Company's derivative transactions are performed solely via banking corporations and stock exchanges that are obliged to observe the requirement for appropriateness of capital levels or the safeguarding of security levels according to scenario planning.

The Company holds about approximately 22.1 million shares in Partner carrying a market value at balance sheet date of about approximately $99.4 million, and about approximately 182,000 shares of Cisco at a market value at balance sheet date of about approximately $2.2 million. Cisco shares were recorded based on their market value of about approximately $7.0 million at December 31, 2000. Since then, in accordance with US GAAP, the fluctuations in their share price are recorded through a capital reserve. In addition, the Company holds approximately 2.6 million shares in EVS, with a market value of about approximately $1.2 million at balance sheet date.

The Company is exposed to fluctuations in the value of the traded companies referenced above and examines the possibility of protecting their value from time to time. At balance sheet date, there was no protection against fluctuation in the value of the traded companies.

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